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                              November 15, 2022

       Brian C. White
       Chief Financial Officer
       Ambarella, Inc.
       3101 Jay Street
       Santa Clara, California 95054

                                                        Re: Ambarella, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed April 1, 2022
                                                            File No. 001-35667

       Dear Brian C. White:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 54

   1. Please revise the discussion in future filings to describe the impact of the supply chain issues your company is
having on your results of operations. Also, discuss any known trends or uncertainties
on your results. Refer to Item 303(b)(2) of Regulation S-K. In this regard, we note that
your management has been discussing the impact of supply chain issues during each of
your last three quarterly earnings calls.
   2. Revise your future filings to also discuss the changes in your revenue (i.e., increase or decrease) by volume and
price. Refer to Item 303(b)(2)(iii) of Regulation S-K. In this regard, we note that
your management has been providing similar information during each of your last three
quarterly earnings calls.
 Brian C. White
Ambarella, Inc.
November 15, 2022
Page 2
3. In future filings, expand your disclosure to identify specific actions planned or taken, if any, to mitigate inflationary pressures.
Notes to the Consolidated Financial Statements
Revenue Recognition, page 81

4. We note that during each of your last three quarterly earnings calls your management discussed your revenues by products and end-market. Please tell us your consideration of ASC 606-10-50-5 and 50-6, which call for disclosing disaggregated revenue by product or product families and end-market, in concluding that similar information should not be provided in this note. Otherwise, revise your future filings to comply. Similarly, revise your MD&A in future filings to provide a more detailed discussion of revenues by products and end-market.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andri Carpenter at 202-551-3645 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameBrian C. White                                Sincerely,
Comapany NameAmbarella, Inc.
                                                                Division of
Corporation Finance
November 15, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName